Karen E. Anderson +1 858 550 6088 kanderson@cooley.com	VIA EDGAR AND FEDEX
*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Castle Biosciences, Inc.
in connection with
Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-232369)

July 15, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ruairi Regan Pamela Howell

Re:	Castle Biosciences, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-232369 CIK No. 0001447362

Ladies and Gentlemen:

On behalf of Castle Biosciences, Inc. (the “Company”), we are responding to the oral request from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 12, 2019 (the “Oral Request”) to help facilitate the Staff’s review of the Capitalization and Dilution sections of Amendment No. 1 to the Company’s Registration Statement on Form S-1, which the Company filed on July 15, 2019 (“Amendment No. 1”). Enclosed is supplemental information prepared by the Company.

CONFIDENTIAL TREATMENT REQUEST

Due to the highly sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for the entire enclosure. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, including the enclosure that has been omitted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter and the accompanying enclosure be destroyed promptly following the Staff’s completion of its review of such information.

*     *     *

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission July 15, 2019 Page Two

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.  Please contact me at (858) 550‑6088 or Phillip S. McGill of Cooley LLP at (858) 550‑6193 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Karen E. Anderson
Karen E. Anderson
Cooley LLP

Enclosures

cc:
Derek Maetzold, Chief Executive Officer, Castle Biosciences, Inc.
Thomas C. Coll, Cooley LLP
Phillip S. McGill, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP
Anthony Gostanian, Latham & Watkins, LLP

*FOIA Confidential Treatment Requested by Castle Biosciences, Inc.*
Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission July 15, 2019 Page Three

Enclosure
Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com